VP 3-10-04

AM 3/8/2004 **

OMB APPROVAL
OMB Number: 3235-0123
Expires: Ocotober 31, 2004
Estimated average burden hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

04004606

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

PROCESSED
MAR 11 2004
THOMSON FINANCIAL

SEC FILE NUMBER
8-52081

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Incapital LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One North LaSalle Street, Suite 3500
(No. and Street)

Chicago (City) **Illinois** (State) **60602** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Phillip E. Johson **312-379-3700** (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

180 North Stetson (Address) **Chicago** (City) **IL** (State) **60601** (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING RECEIVED FEB 27 2004 WASH. D.C. 187

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I Thomas Ricketts, affirm (or swear) that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Incapital, LLC for the year ended December 31, 2003, are true and correct. I further affirm (or swear) that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

"OFFICIAL SEAL"
LORRAINE A SWIATLY
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 04-17-04

Notary Public

Signature

President & CEO

Title

This report** contains (check all applicable boxes):

(x) Independent Auditors' Report
(x) (a) Facing Page
(x) (b) Statement of Financial Condition
(x) (c) Statement of Income (Loss)
(x) (d) Statement of Cash Flows
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(x) Notes to Financial Statements
(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
(x) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
(x) (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
( ) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 [included in items g and h]
( ) (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation [included in the notes to the financial statements]
(x) (l) An Oath or Affirmation
( ) (m) Copy of the SIPC Supplemental Report [filed concurrently herewith as a separate document]
(x) (n) A Report Describing Any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit (Supplemental Report on Internal Control)

***For conditions of confidential treatment of certain portions of this filing, see 240.17a-15(e)(3).*

Incapital LLC
(SEC I.D. No. 8-52081)

Statement of Financial Condition for the Year Ended December 31, 2003 and Independent Auditors' Report and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

INCAPITAL LLC

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, IL 60601-6710
USA

Tel: +1 312 946 3000
Fax: +1 312 946 2600
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Executive Board and
Member of Incapital LLC:

We have audited the accompanying statement of financial condition of Incapital LLC (the "Company") as of December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Incapital LLC at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 24, 2004

INCAPITAL LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS	
CASH	$ 237,741
SECURITIES OWNED—At fair value	23,957,979
SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL	9,022,812
RECEIVABLE FROM CLEARING BROKER	100,650
PROPERTY—Net of accumulated amortization of $2,801	1,368
OTHER ASSETS	133,688
TOTAL ASSETS	$33,454,238
LIABILITIES AND MEMBER'S EQUITY	
PAYABLE TO RELATED PARTY	$ 2,549,682
PAYABLE TO PARENT	398,701
PAYABLE TO CLEARING BROKER	17,342,030
SECURITIES SOLD, NOT YET PURCHASED—At fair value	5,051,645
OTHER LIABILITIES	1,228,478
Total liabilities	26,570,536
MEMBER'S EQUITY	6,883,702
TOTAL LIABILITIES AND MEMBER'S EQUITY	$33,454,238

See notes to financial statements.

INCAPITAL LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2003

1. ORGANIZATION AND NATURE OF BUSINESS

Incapital LLC (the "Company"), an Illinois limited liability company, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. The Company is an introducing broker-dealer that engages in the underwriting of debt securities. The Company makes a market in securities which it has underwritten.

The Company is a wholly owned subsidiary of Incapital Holdings LLC (the "Parent").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Securities Owned and Securities Sold, Not Yet Purchased—Securities owned and securities sold, not yet purchased consist of securities underwritten by the Company that were purchased in the secondary market. They are reported in the statement of financial condition at fair value based on quoted market prices or amounts that approximate fair values because of their short-term nature.

Resale and Repurchase Agreement—Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) or sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financings except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

Property—Property consists of purchased software which is being amortized on a straight-line basis over three years.

Securities Transactions —Securities transactions are recorded on a trade-date basis.

Income Taxes—The Company is treated as a partnership for U.S. tax purposes. A partnership is not liable for income taxes as each partner recognizes his or her proportionate share of the partnership income in his or her tax return.

Adoption of Accounting Pronouncement—In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45 ("FIN 45"), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. Effective January 1, 2003, the Company adopted the provisions for initial recognition and measurement on a prospective basis for guarantees that were issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material impact on the Company's financial condition as of December 31, 2003.

3. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased are as follows:

	Owned	Sold, Not Yet Purchased
Corporate debt securities	$ 4,199,982	$ 20,067
Agency securities	19,757,997	24,656
U.S. Treasury securities		5,006,922
Total	$23,957,979	$5,051,645

4. OFF-BALANCE-SHEET RISK

As an introducing broker that may have customers, the Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer cash accounts introduced by the Company. Customer transactions generally settle three business days after the trade date. If a customer does not complete the purchase or sale transaction, subsequent market fluctuation may require the Company to sell or purchase securities at prices that may differ from the original trade price. The Company is unable to determine the maximum exposure related to this indemnification.

5. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934 and is required to maintain "minimum net capital" equivalent to the greater of $100,000 or 6-2/3% of "aggregate indebtedness," as these terms are defined.

At December 31, 2003, the Company had net capital, as defined, of $6,011,455, which was $5,732,998 in excess of its required net capital of $278,457. The Company's ratio of aggregate indebtedness to net capital was .69 to 1.

6. RELATED PARTIES

The Company derives most of its revenues from the underwriting of debt instruments of corporate and agency issuers. A subsidiary of one of the corporate issuers is a unit holder of the Parent.

An affiliate of one of the Parent's unit holders has signed a marketing agreement with the Company wherein the affiliate receives a specified percentage of fees as defined in the agreement from the underwriting of debt of certain issuers. As of December 31, 2003, issuances by the corporate issuers were subject to these fees. The marketing agreement expires on March 31, 2008. The fees for the year ended December 31, 2003 aggregated $11,676,556, of which $2,549,682 was unpaid at year-end and included in payable to related party on the statement of financial condition.

This affiliate of the Parent's unit holder also participated as a selling agent in the underwritings of all corporate issuers.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, IL 60601-6710
USA

Tel: +1 312 946 3000
Fax: +1 312 946 2600
www.deloitte.com

February 24, 2004

Executive Board and Member
Incapital LLC
One North LaSalle Street
Suite 3500
Chicago, IL 60602

Dear Executive Board and Member of Incapital LLC:

In planning and performing our audit of the financial statements of Incapital LLC (the "Company") for the year ended December 31, 2003 (on which we issued our report dated February 24, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of the Executive Board, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP